UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2026 (Report No. 3)

Commission File Number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

CONTENTS

Convertible Note Conversion Inducement Transaction

On October 15, 2026, SciSparc Ltd. (the “Company”) entered into an inducement offer letter agreement (the “Inducement Letter”) with L.I.A Pure Capital Ltd. (the “Holder”), the holder of the Company’s convertible promissory note issued on February 12, 2026 (the “Note”), with outstanding principal and accrued interest totaling $2,023,039.21 as of October 15, 2026.

Pursuant to the Inducement Letter, the Company offered the Holder the opportunity to convert the outstanding principal and accrued interest under the Note into ordinary shares of the Company, no par value (the “Ordinary Shares”), at a conversion price of $1.50 per Ordinary Share. No additional cash payment by the Holder is required and the Company will not receive any cash proceeds from the conversion.

The closing of the transaction contemplated pursuant to the Inducement Letter is expected to occur on or about October 16, 2026.

The resale of the Ordinary Shares issuable upon conversion of the Note has been registered pursuant to the Company’s effective registration statement on Form F-3 (File No. 333-293533).

This Report of Foreign Private Issuer on Form 6-K (this “Report”) shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state or jurisdiction.

The foregoing description of the Inducement Letter does not purport to be complete and is qualified in its entirety by the terms of the Inducement Letter, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Cautionary Note Regarding Forward Looking Statements

This Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Form 6-K states that the closing of the transactions contemplated pursuant to the Inducement Letter is expected to close on or about October 16, 2026. The closing is subject to various conditions and contingencies as are customary in similar agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, the transaction contemplated pursuant to the Inducement Letter may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K.

This Report is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-248670, 333-255408, 333-293167 and 333-293533) and on Form S-8 (File Nos. 333-278437, 333-225773, 333-286791 and 333-292952) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Inducement Letter between SciSparc and the Holder, dated October 15, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCISPARC LTD.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Chief Executive Officer and Chief Financial Officer

Date: October 15, 2026

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